UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42371

Oriental Rise Holdings Limited

(Translation of registrant’s name into English)

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On October 16, 2024, Oriental Rise Holdings Limited, a Cayman Islands exempted company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with U.S. Tiger Securities, Inc., as representative of the underwriters, pursuant to which the Company agreed to sell to the underwriters in a firm commitment underwritten public offering (the “Offering”) an aggregate of 1,750,000 shares of the Company’s ordinary shares, par value $0.0008 per share (the “Ordinary Shares”), at a public offering price of $4.00 per share. The Company has also granted the underwriters a 45-day option to purchase up to an additional 262,500 Ordinary Shares to cover over-allotments, if any. The Offering is expected to close on October 18, 2024.

The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-274976), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on September 30, 2024. A final prospectus relating to this Offering will be filed with the Commission.

The net proceeds to the Company from the Offering, after deducting commissions, fees, and expenses, are expected to be approximately $5,732,847. The Company anticipates using the net proceeds from the Offering for payment of outstanding acquisition costs related to some of its existing tea gardens, establishment and construction of a new tea production plant, acquisition of new machinery and equipment, and general corporate purposes and working capital.

The Underwriting Agreement contains customary representations and warranties that the parties made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information regarding the parties. Investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On October 16, 2024, we released the press release furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2024	Oriental Rise Holdings Limited

	By:	/s/ Dezhi Liu
Dezhi Liu
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement
99.1	Press Release

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